                                                                                                February 24, 2016

Samantha Brutlag, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Response to Comments on 485(a) filing for the Wells Fargo Small Cap Core Fund (the “Fund”), a series of Wells Fargo Funds Trust (the “Registrant”)

Dear Ms. Brutlag:

In response to your comments to the Registrant’s filing made on December 14, 2015 pursuant to Rule 485(a) under the Securities Act of 1933 (accession no. 0001081400-15-001074), please note the following responses:

Prospectus Comments

1.         Comment:       You requested that we confirm whether or not the fee waivers described in the footnotes to the Fund’s Annual Fund Operating Expenses tables are subject to recoupment by the Fund’s investment manager.

Response:        The Fund’s fee waivers are not subject to recoupment by the investment manager.

2.         Comment:       Given the nature of the Fund’s investments in securities of small capitalization companies, you requested that we consider adding liquidity risk to the Fund’s list of principal investment risks.

Response:        We respectfully decline to make this change. Rather than including a separate liquidity risk, the Fund has taken the approach of incorporating language regarding potential liquidity risk into the risk disclosure of particular security types in which the Fund may invest that may experience liquidity issues. Specifically, we note that disclosure regarding potential liquidity issues is included in Foreign Investment Risk and Smaller Company Securities Risk.

3.         Comment:       You noted that the Fund includes disclosure that states that the Fund’s investment policy to invest at least 80% of its net assets in equity securities of small-capitalization companies may be changed by the Board of Trustees without shareholder approval, but shareholders would be given at least 60 days' notice. You requested that we confirm that, if the Fund were to change this investment policy, that the Fund would also change its name.

Response:        We confirm that the Fund would change its name if it were to change its investment policy to invest at least 80% of its net assets in equity securities of small-capitalization companies.

4.         Comment:       You noted that the principal investment strategies disclosure included in response to Item 4 of Form N-1A is nearly identical to the principal investment strategies disclosure included in response to Item 9 of Form N-1A. You requested that we consider making the Item 4 disclosure more of a summary of the Fund’s investment strategies.

Response:        While we agree that there is a significant amount of overlap between the principal investment strategies disclosure included in response to Items 4 and 9, we believe that the disclosure included in response to Item 4 provides an appropriate level of detail that is relevant to a prospective shareholder in making an investment decision. For all funds within the Wells Fargo family of funds, we have taken the approach of including consistent core principal investment strategies disclosure in both the Item 4 and the Item 9 disclosure, while providing additional detail in the Item 9 disclosure where relevant. To that end, we note that in the Item 9 disclosure, the description of the principal investment strategies differs from that in the Item 4 disclosure in that it offers information concerning the Fund’s potential active trading of portfolio securities and temporary defensive position strategies, while the Item 4 disclosure lacks this description. We believe this approach best serves the purpose of adequately informing potential investors about a Fund’s investment strategy. Consequently, we respectfully decline to modify the description of the principal investment strategies for the Fund.

5.         Comment:       You noted that the language contained in the section entitled “Right to Freeze Accounts, Suspend Account Services or Reject or Terminate an Investment” contains a typo.

Response:        We have corrected the disclosure.

Statement of Additional Information Comments

6.         Comment:       You requested that we include disclosure in the “Fund History” section of the Fund’s statement of additional information to indicate the Registrant’s state of incorporation.

Response:        We have added disclosure as requested to indicate that the Registrant is organized as a Delaware statutory trust.

7.         Comment:       To the extent that the Fund invests in other investment companies, you requested that we confirm that the Fund will use reasonable efforts to consider the amount of any one industry represented by the investments held in such investment companies when monitoring the Fund’s compliance with its fundamental investment policy regarding industry concentration.

Response:       We confirm that the Fund will use reasonable efforts to consider the amount of any one industry represented by the investments held in other investment companies when monitoring the Fund’s compliance with its fundamental investment policy regarding industry concentration.

Part C Comments

8.         Comment:       You asked that we explain the legal basis for the language included in Section 23 of the Fund’s investment management agreement.

Response:        The Registrant notes that under Delaware state law, whether a person is a third-party beneficiary of a contract is generally governed by the intent of the parties to such contract. Here, the parties to the investment management agreement, the Registrant and the investment manager, have included language in the agreement to clearly indicate their intent that there be no third-party beneficiaries.

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We make the following representations to you:

            -the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

            -staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

            -the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As stated previously, we completed a Form N-1A filing for the Fund pursuant to Rule 485(a) under the Securities Act of 1933 on December 14, 2015, and we intend to complete the Form N-1A filing for the Fund pursuant to Rule 485(b) under the Securities Act of 1933 on or about February 25, 2016. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 210-3662 if you have any questions or comments with respect to this matter.

Sincerely,

Brian Montana

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC